SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

ADC Telecommunications, Inc.

(Name of Subject Company)

ADC Telecommunications, Inc.

(Name of Person Filing Statement)

Common Stock Par Value $0.20 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

000886309

(CUSIP Number of Class of Securities)

Jeffrey D. Pflaum

ADC Telecommunications, Inc.

13625 Technology Drive

Eden Prairie, MN 55344

(952) 938-8080

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on July 26, 2010 (as subsequently amended, the “Schedule 14D-9”) by ADC Telecommunications, Inc. (the “Company”), relating to the cash tender offer by Tyco Electronics Minnesota, Inc. (“Purchaser”), a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics Ltd., a Swiss corporation (“Parent”), to purchase all of the outstanding Shares at a price of $12.75 per Share (the “Offer Price”).  If the Offer is completed, Parent shall pay the Offer Price net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 26, 2010 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) contained in the Schedule TO filed by Purchaser and Parent with the SEC on July 26, 2010 (as subsequently amended, the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 6 is being filed in connection with the Company’s entry into a settlement agreement relating to shareholder lawsuits (see below “Item 8. Additional Information — Shareholder Litigation”).

Item 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding after the last sentence of the first paragraph of Item 3 beginning on page 2 the following:

To the knowledge of the Company, there are no compensatory agreements between Parent and any officer or director of the Company that are to be effective after the closing of the Offer and the Merger.

Item 4.  THE SOLICITATION OR RECOMMENDATION.

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by replacing the section under the heading “Background of the Offer and Merger” beginning on page 9 with the following:

For much of the past decade, the Company has concurrently trimmed its portfolio of non-core businesses, right-sized its operations to the available market opportunities and aggressively sought to grow its core businesses and product offerings to achieve significant scale in an industry in which its primary customer base was consolidating.  Throughout that period, the Board supported management’s ongoing and active efforts to explore opportunities through which the Company, on a stand-alone basis, could achieve the necessary scale in its operations and geographic reach to be able to achieve greater efficiencies and to supply customers with a sufficiently broad and deep product line to generate profitable growth in a very competitive, global marketplace.  From time to time, the Company conducted senior executive-level discussions with other industry participants over a number of years, none of which resulted in a transformational transaction.

In connection with these efforts, and over the past several years, management met periodically with several different investment banking firms, which provided their assessments of the Company’s business and prospects, various strategic alternatives that may be available to the Company, their views on the industry and its prospects, and potential specific acquisition or disposition opportunities that may be available to the Company.  In addition, certain of these firms presented to the Board on these topics in the past, thereby giving the Board ongoing insights into the industry, as well as opportunities and risks to the Company as a stand-alone enterprise.

As part of these ongoing efforts, during 2009, management explored a potential opportunity to acquire the assets of an international-based business focused on the radio frequency transmitter segment (the “RF Opportunity”), and, starting in June 2009, began concurrently to have exploratory discussions with “Company A” regarding the potential of forming a joint venture to combine some of their respective

businesses to achieve economies of scale.   Company A is a large, diversified manufacturing company participating in the telecommunications equipment industry.  At a regular meeting of the Board held during July 2009, management updated the Board on both potential opportunities, noting that both were at very early stages of exploration.  After discussion, the Board authorized management to continue exploring both of these potential strategic opportunities.

At the next regularly scheduled meeting of the Board, held in August 2009, management updated the Board with respect to both potential strategic opportunities.  Also during this meeting, management reported to the Board on the continuing difficult market conditions and the Company’s competitive realignment project, which would result in a worldwide workforce reduction of between 350 and 400 employees.  At the annual Board strategy meetings, held at the end of August 2009, management updated the Board on the current strategies for each business unit, as well as with respect to the RF Opportunity and joint venture matters described above.  During the meeting, management presented a proposed three-year, flat-to-low-growth plan, which reflected continuing difficult market conditions.  The Board did not approve that plan at that meeting.

Early in the fall of 2009, Company A informed management that Company A was considering alternatives to the joint venture proposal, and that it needed to complete an internal strategic assessment before continuing discussions with the Company.  At the same time, management was continuing to explore the RF Opportunity.  Management updated the Board as to both matters at a meeting held in late October 2009.  Management also presented a revised proposed three-year plan, which did not show significant change from the plan proposed at the August meeting.  At this time, in light of the continuing difficult market conditions and management’s current outlook for the next three years, the Board discussed retaining an independent strategy and consulting firm to provide it with an independent assessment of the Company’s strategic positioning, opportunities and risks as a stand-alone enterprise.  Following a formal search process that was commenced in the fall of 2009, the Company retained such a firm in early March 2010, to perform this assessment.

In early November 2009, Robert Switz, Chairman, President and Chief Executive Officer of the Company (“Switz”), was contacted by a senior executive of Company A (the “Company A Executive”) stating that Company A had completed its strategic assessment and would like to re-engage to explore further strategic alternatives with the Company (although no specific transaction structures were discussed).  The Company A Executive proposed exchanges of relevant confidential information.

On November 16, 2009, the Company and Company A entered into a mutual confidentiality agreement to enable each company to conduct further discussions and confidential due diligence with respect to a possible strategic transaction.  The confidentiality agreement contained mutual, customary standstill provisions, as well as a mutual employee nonsolicitation covenant.

From mid-November 2009 through mid-January 2010, management of the Company continued to explore the RF Opportunity, including meeting with the potential selling company’s management.  Also during this time, management teams from Company A and the Company exchanged confidential information about their respective businesses, including potential synergies.

On January 22, 2010, members of senior management of both the Company and Company A, together with financial advisors for each of the parties, including Morgan Stanley & Co., Incorporated (“Morgan Stanley”), representing the Company, met to discuss the possibility of a broader strategic transaction between the two companies.  Prior to this meeting, Switz, after informing and consulting with the Board, had selected Morgan Stanley to act as the Company’s financial advisor regarding the proposed transaction with Company A or any similar transaction with another party.  While no specific structure or terms were discussed, the parties discussed potential benefits to a strategic alignment of their businesses.  Management of the Company left this meeting believing that Company A might be considering an acquisition of the Company, rather than a joint venture with the Company.  At this meeting, Company A requested a period of exclusivity during which to conduct confidential due diligence and to engage in exclusive discussions with the Company.  Management noted that it would need to discuss such a request with the Board.

On January 25, 2010, management updated the Board with respect to the RF Opportunity (which management had determined presented strategic risks and did not appear to be available on terms acceptable to the Company) and the latest meetings with Company A.  The Company’s primary external corporate counsel, Dorsey & Whitney LLP (“Dorsey”), was present and advised the Board with respect to its fiduciary duties in connection with its possible contemplation of potential significant strategic alternatives for the Company.  At this time, the Board requested that Morgan Stanley prepare an update to be discussed with the Board at a subsequent meeting regarding a valuation analysis of the Company, its perspective on the industry and market in which the Company competes and an update on strategic alternatives that may be available to the Company.  Management agreed to work with Morgan Stanley to provide it with the information Morgan Stanley would need to prepare for such discussion.

On February 1, 2010, at a meeting of the Board, Morgan Stanley presented its update of market and industry conditions, a financial analysis of the Company and preliminary considerations with respect to a possible strategic transaction with Company A.  Morgan Stanley also reviewed with the Board a range of other strategic alternatives available to the Company, along with its perspective on such alternatives.  Management also updated the Board, noting that the Company was awaiting a response from Company A as to the current level of Company A’s interest in the possibility of exploring further a strategic transaction.  Dorsey was also present and met with the Board in executive session during this meeting.  During this meeting, the Board considered, in discussion with Morgan Stanley and management, the merits and risks associated with the following strategic alternatives:  remaining independent, attempting to optimize the Company’s capital structure, and selling the Company to a third party.  Morgan Stanley provided a preliminary valuation summary of these alternatives, based on the Company’s then-current market price of $5.31 per share and management’s base case financial projections at such time.  Collectively, the alternatives reflected a valuation range, rounded to the nearest $0.25 per share, that was as low as $2.50 per share (based on a latest-twelve-month’s trading analysis), and as high as $10.00 per share (based on a precedent transactions analysis).

On February 2, 2010, the Company and Morgan Stanley entered into an engagement letter with respect to Morgan Stanley acting as financial advisor to the Company concerning a possible strategic transaction with Company A or a similar transaction with another company.

On February 3, 2010, the Company A Executive contacted Switz and informed him that the Company A board was supportive of continuing discussions with the Company but needed more Company financial information and business unit-level diligence from the Company in order to support its valuation analysis.  The Company A Executive noted that, thereafter, Company A may be able to supply a proposed valuation range for the Company’s consideration.

On February 8, 2010, during a Board meeting, management provided the Board with an update on further discussions with Company A.  Management also provided the Board with its current three-year outlook, along with the significant risks and opportunities to achieving the outlook results.  Morgan Stanley also provided the Board with its views on growth and consolidation in the telecommunications equipment industry, possible alternative transactions to one with Company A and its views on the Company’s prospects as a stand-alone enterprise.  During this meeting, the Board met in executive session, both with and without Switz, to discuss the possibility of moving ahead with exploring potential strategic alternatives for the Company.  The Board authorized management to supply the confidential information requested to Company A, but also instructed management to inform Company A that the Board had made no decision with respect to a possible sale of the Company.

Following the Board meeting, Switz delivered the Board’s message to the Company A Executive.  During the next two weeks, management of the Company supplied Company A with certain confidential information to enable Company A to develop its valuation analysis of the Company.   The Company A Executive contacted Switz during this time to discuss Company A’s then-current views on valuation.

On February 22, 2010, Company A delivered to the Company a letter setting forth its non-binding indication of interest in acquiring 100% of the Company in an all-cash transaction for a price in the range of $9.00 to $10.00 per share.  The indication of interest was subject to a number of conditions, including satisfactory completion of due diligence by Company A.  The letter also requested a period of exclusivity in which to conduct due diligence and negotiate a definitive agreement.

On February 23, 2010, the Board convened a meeting to hear an update from management on the exploratory discussions with Company A and to discuss a process for considering the indication of interest received from Company A.  Representatives of Morgan Stanley and Dorsey were present for this meeting.  The parties present then determined that it would be advisable to schedule an in-person meeting at which a thorough and careful analysis of the indication of interest, and various alternatives, including continuing as an independent enterprise, could be explored fully and without competing demands on the Board’s time.

The Board, management, Morgan Stanley and Dorsey met at an airport hotel in Chicago on Sunday, March 7, 2010, for the purposes outlined above.  During the meeting, management made a detailed presentation of the current and three-year business outlook under alternative scenarios.  Management also discussed potential cost and revenue synergies, as well as certain potentially undervalued assets of the Company, that were possible in a combination with Company A.  There was also a discussion regarding continued and expected low growth rates in the telecommunications equipment industry.  Morgan Stanley also reviewed and discussed with the Board current industry conditions, its preliminary analysis of the current and projected stand-alone value of the Company, including a review of possible strategies for optimizing the Company’s capital structure, an assessment of Company A’s indication of interest, potential additional strategic alternatives, including other potential partners for a strategic combination, and a review of recent transactions, including premiums paid, involving selected technology companies.  During the meeting, Dorsey reviewed with the Board members their fiduciary duties in the context of a potential strategic transaction.  The Board then held an executive session of outside directors to discuss and consider the information supplied at the meeting.  Following the executive session, the Board met with management, Morgan Stanley and Dorsey, and determined that, while the range of values proposed by Company A was unacceptable, continuing exploratory discussions with Company A, without reaching any determination with respect to a sale of the Company, was appropriate.  The Board also determined that it was premature to consider granting a period of exclusivity to Company A.

Following the Board meeting, both Switz and Morgan Stanley communicated with their Company A counterparts to express the Board’s belief that the $9.00-$10.00 per share range contained in Company A’s indication of interest was unacceptable.  They also discussed the possibility of Company A meeting with management of the Company and Morgan Stanley for the purpose of enabling the Company to provide further information that may enable Company A to improve its valuation range.

On March 11, 2010, Switz and Morgan Stanley met with the Company A Executive and Company A’s financial advisor at Company A’s offices and discussed information regarding potentially undervalued assets of the Company, including its auction rate securities (“ARS”) portfolio and certain other assets.  This information was made available to Company A to enable it to consider increasing its proposed valuation range.

On March 15, 2010, at the request of Thomas Lynch (“Lynch”), the Chief Executive Officer of Parent, Switz met with Lynch at the Company’s headquarters in Minneapolis.  Lynch and Switz discussed, among other things, current industry conditions and dynamics.  They also preliminarily discussed Parent’s interest in exploring a possible combination of Parent’s connectivity business unit with the Company, and a process that might lead to exploratory discussion around that topic.  Switz informed Lynch that he would discuss this matter with the Board.  The March 15 meeting was the first time that Messrs. Switz and Lynch had discussions with respect to a potential acquisition of the Company by Parent.

On March 18, 2010, the Company A Executive telephoned Switz to inform him that Company A, having considered the information supplied at their recent meeting, had concluded that it was comfortable with an offer of $10.00 per share, and had eliminated the lower end of its range.  Switz responded that, while he would inform his Board, he believed that it was unlikely that the Board would view favorably an offer at that price.  Switz also reiterated that the Board had made no decision to sell the Company.

On March 19, 2010, the Board held a meeting with management of the Company, Morgan Stanley and Dorsey present for the purpose of receiving an update on the status of the exploratory discussions with Company A, as well as a report on the meeting between Switz and Lynch.  Management and Morgan Stanley then provided the Company A update.  Management and Morgan Stanley also discussed with the Board the implications of the meeting between Switz and Lynch, particularly with respect to the current situation with Company A.  Everyone present then discussed the merits of continuing discussions with Company A, while also providing Parent with the information about the Company that Company A already had received from the Company.  Although the Board did not reach any decision with respect to a possible sale of the Company, it determined to continue exploratory discussions with both Company A and Parent.

On March 22, 2010, the Company A Executive telephoned Switz to inform him that Company A would require significantly more and deeper due diligence conducted on the Company before Company A could become comfortable exceeding $10.00 per share in value.  He also noted that Company A was likely to cease all work on the matter until after its Board meeting, set for the end of April 2010.  Morgan Stanley received a similar call from Company A’s financial advisor on or around the same date.

Effective March 26, 2010, the Company and Parent entered into a mutual confidentiality agreement that would enable each party to conduct further discussions and confidential due diligence.  The agreement also contained mutual standstill and employee nonsolicitation covenants.  The parties agreed to have their management teams meet on March 31, 2010 to begin the diligence process.

On March 31, 2010, senior officers of each of the Company and Parent, including Switz and Lynch, met to conduct exploratory discussions, including business presentations by each party and an initial discussion of the strategic rationale for a possible transaction between the companies.  At this meeting, Parent delivered to the Company a proposed, detailed timeline and process proposal for the parties to continue and complete exploratory discussions by the end of April.  The timeline contemplated that Parent would deliver a non-binding indication of value during the first week of May.

On April 5, 2010, at a telephonic meeting of the Board at which Morgan Stanley and Dorsey were present, Switz updated the other directors with respect to both Company A’s decision not to continue working with the Company until after its Board meeting, and Parent’s desire to conduct and potentially to conclude preliminary due diligence during the month of April.  Both Switz and Morgan Stanley noted that this schedule would potentially generate a competitive bidding process between two of the strongest and most likely potential strategic buyers of the Company.

The Board discussed possible next steps with management and its advisors and, noting that it could stop the process with one or both interested parties at any time, requested management and its advisors to continue exploratory discussions with both parties.  The Board did not reach any decision with respect to a possible sale of the Company.

On April 15, 2010, management teams from the Company and Parent held a preliminary due diligence process call and, on April 28, 2010, they met at an airport conference center in Minneapolis and discussed business diligence and potential synergies.

On May 7, 2010, management teams from the Company and Parent, along with Morgan Stanley and Parent’s financial advisor, met at an airport conference center in Minneapolis to discuss Parent’s preliminary valuation of the Company.  At the conclusion of the meeting, Parent delivered its indication of interest letter containing its preliminary range of value of $10.55 to $11.55 per share for an all-cash acquisition of the Company.  Parent also requested a period of exclusivity in which to continue diligence and negotiate a transaction agreement with the Company.

Later that day, the Board, along with management, Morgan Stanley and Dorsey, held a telephonic meeting to receive an update from management regarding the status of discussions with both Company A and Parent.  Switz and others reported on their recent contacts with each party.  Morgan Stanley noted that Company A may engage more quickly and positively if it were alerted to the fact that there was another interested party.  The Board, reaching no decision with respect to a possible sale of the Company, requested that management and its advisors continue exploratory discussions with each party in order to determine whether there was additional value available to be obtained for the Company’s shareowners from either party.

On May 14 and 15, 2010, Switz and the Company A Executive had telephonic discussions in which the Company A Executive stated that Company A’s board preferred additional time to understand further the market dynamics and growth opportunities in the industry, as well as to consider further the potential benefits of a potential transaction with the Company.  Switz noted that, while the decision regarding timing was Company A’s alone to make, they were not the only interested party, explaining that an unsolicited indication of interest from another party had been received by the Company.  Switz further noted that, if Company A remained interested, it would likely have to re-engage aggressively in the process and increase its valuation above the high end of its previously submitted range (i.e., above $10.00 per share).

Following those discussions, members of management of Company A and the Company met at an airport hotel in Minneapolis on May 20, 2010 to discuss, in greater depth, potential synergies that may result from a strategic transaction.

On May 17, 2010, senior management (not including Switz) and Morgan Stanley met with their counterparts from Parent at an airport hotel in Minneapolis to provide them with information regarding potentially undervalued assets of the Company, including its ARS portfolio and certain other assets, to enable Parent to consider increasing its valuation of the Company.  Parent’s representatives stated that they would reconsider the $10.55 to $11.55 per share range previously proposed and respond to the Company in the near future.

On May 21, 2010, the Board conducted a telephonic meeting with management, Morgan Stanley and Dorsey for the purpose of updating the Board on recent activity with both Company A and Parent.  Following the update, the parties present discussed possible next steps with each interested party.  The Board requested management and its advisors to continue exploratory discussions with each of Company A and Parent, although it had made no decision with respect to a possible sale of the Company.

On May 25, 2010, Parent delivered a revised indication of interest letter to the Company.  The range of value indicated was increased to $11.00 to $11.80 per share, for an all-cash acquisition of the Company.  Parent also requested a period of exclusivity in which to complete due diligence and negotiate a definitive agreement with the Company.  Along with the letter, Parent delivered a detailed draft transaction timeline outlining the process to signing and then closing.  It appeared to the Company’s management that Parent’s process to signing was more clear and precise than was Company A’s at that time.

On June 2, 2010, at its regularly scheduled meeting, the Board received a report from the independent business and strategy consulting firm that it had commissioned in March 2010.  The firm reported on its findings with respect to the overall strategy and growth prospects of the Company as a stand-alone operation.  Among its findings, the firm advised that, because the Company, on a stand-alone basis, lacked scale in several areas of its business, the Company should consider focusing on strengthening and achieving greater efficiencies in its core business and should also consider trimming certain product lines and exiting certain markets that the Company could not serve efficiently on a stand-alone basis.  To provide assurance that the Board would receive an independent view of the Company as a stand-alone operation, this firm was not made aware of the fact that the Company had been engaged in exploratory discussions with any third party regarding a strategic alternative transaction.  The Board took into account this firm’s recommendations and conclusions as part of its ongoing deliberations in connection with its consideration of the alternative strategic proposals in process from Company A and Parent.

On June 3, 2010, Company A delivered an updated indication of interest letter to the Company, in which it increased its non-binding proposed price to $12.00 per share for an all-cash acquisition of the Company.  It renewed its request for a period of exclusivity in which to complete due diligence and negotiate a definitive agreement with the Company.

On June 4, 2010, the Board held a meeting, with management, Morgan Stanley and Dorsey present, for the primary purpose of hearing an update on activity with Company A and Parent.  Initially, the Board heard a report on and approved the final terms of a settlement with Merrill Lynch with respect to the Company’s ARS portfolio.  Management noted that it was possible that this settlement would have some effect on the valuation discussions with each interested party, although both were aware of the Company’s ARS portfolio and that the financial terms of the proposed settlement with Merrill Lynch would be publicly available shortly.  Switz then went on to summarize for the Board the two updated indications of interest received from Company A and Parent, noting that Company A’s revised bid reflected that it was now aware of a competing bidder.  Morgan Stanley then reviewed its financial analysis of Parent’s recent indication of interest.  Morgan Stanley noted that there was now a competitive dynamic involving two, high-quality strategic buyers, each with a strong interest in acquiring the Company.  They further noted that both parties had increased their initial bids after limited diligence.  Morgan Stanley noted, and the Board acknowledged, that, should the Board consider a strategic transaction, there would be three principal factors that would drive a competitive process with these two potential bidders: value, certainty of closing and timing.  Morgan Stanley then provided an update of its preliminary valuation analysis, reflecting among other things changes in market conditions and more recent information provided by management, as well as considerations based on the Company’s industry and a review of the non-binding indication of interest received from Parent on May 25, 2010.  As market conditions had begun to improve, the Company’s stock price had increased to $7.96 per share as of June 2, 2010 and management delivered an updated base case of projections, as well as a downside case to Morgan Stanley.  Morgan Stanley’s preliminary valuation analysis, based on the base case projection, as of June 4, 2010, which took into account these changes, reflected that the Company’s value had increased to be in a range of $5.31 (based on a latest twelve month trading analysis) to $11.50 (rounded to the nearest $0.25 per share and based on a precedent transactions analysis).  Morgan Stanley also reviewed an illustrative analysis of a private equity sponsor’s valuation of the Company, indicating that it was unlikely that a sponsor would be competitive in the price ranges currently being offered by Company A and Parent.  The Board also discussed with management and Morgan Stanley certain other related issues.  The full Board then met in executive session with Dorsey and discussed various matters, including the process going forward, views on competition law risk with each party, and other matters.  The Board concluded by authorizing management and its advisors to continue exploratory discussions with both Company A and Parent, although making no decision with respect to a possible sale of the Company.

Following the Board meeting, on June 4, 2010, Switz contacted the Company A Executive and Lynch, respectively, and Morgan Stanley contacted the financial advisors representing Company A and Parent, respectively.  They were each informed that, while the Company’s Board had made no decision with respect to a sale of the Company, a party seeking to acquire the Company would need to satisfy the Company as to three principal factors: value, certainty of closing and timing.  They also explained to Parent the competitive dynamic of the current process.  Finally, they informed each party that the Company was expecting to receive by June 11, 2010 such party’s best proposal regarding value, and to do whatever they could to demonstrate certainty and timing to the Company.  Switz and Morgan Stanley also informed each party that the Board had not authorized the granting of exclusivity to any party, but would consider doing so at the appropriate time.

Early in the week of June 7, 2010, the Company A Executive contacted Switz to inform him that the finance committee of Company A’s board of directors would be meeting on June 10, 2010 to consider an updated valuation proposal.  In addition, the Company A Executive proposed a definitive agreement signing date of July 12, 2010, with remaining diligence to commence on June 21, 2010.  He also offered to deliver a draft merger agreement on June 21, 2010.  He further outlined the remaining areas of confirmatory due diligence that Company A wanted to conduct prior to signing.

During the week of June 7, 2010, Company management held two telephonic meetings with Parent management to discuss the financial impact to the Company of the recently announced ARS settlement and Parent’s due diligence requests.  Parent also expressed its desire to target an announcement on July 19, 2010.

During June 10 and 11, 2010, and prior to the submission of updated indications of interest, Switz was contacted by the Chairman and Chief Executive Officer of Company A (the “Company A CEO”), who reaffirmed Company A’s seriousness about completing an acquisition of the Company, and its willingness to move very quickly on due diligence matters.  In addition, during that period, the Company A CEO contacted Dr.  William Spivey, the Independent Lead Director of the Board of the Company (“Spivey”), for the purpose of conveying Company A’s serious interest in completing a transaction with the Company.

On Friday, June 11, 2010, each party submitted its updated indications of interest.  Company A submitted a proposal for an all-cash acquisition at $12.50 per share, and a request for 30 days of exclusivity.  Parent submitted an all-cash proposal with a range of $11.50 to $12.00 per share, with no request for exclusivity.  In addition, Parent delivered a proposed agreement and plan of merger for the transaction, and a draft proposed summary timeline to signing and closing.  The Company’s management continued to believe that Parent was creating more certainty around achieving completion of the diligence process and around timing to signing than was Company A at that time.  Among other factors, management’s belief was based on the discipline and efficiency with which Parent had approached the process since first becoming involved.  Management also considered the fact that Parent had documented its proposal on timing in a detailed written proposed summary timeline, had, on its own initiative, provided a draft merger agreement and had not requested exclusivity at this time (which management viewed as positive indication of Parent’s confidence in its ability to execute a transaction in an efficient manner).  Management’s belief was also influenced by the fact that, after engaging in preliminary discussions in which Company A had expressed reservations about its ability to provide a valuation in excess of $10.00 per share, Company A had disengaged from the process and had only re-engaged in the process and improved its valuation after learning of a third party’s interest in an acquisition.

Over the ensuing weekend of June 12 and 13, 2010, the financial advisor for Company A contacted Morgan Stanley for the purpose of conveying three messages:  Company A was committed to getting a transaction accomplished, that Company A would not increase its offered price of $12.50 per share, and that exclusivity was very important to Company A.  In addition, during the evening of June 14, 2010, the Company A Executive contacted Switz to reiterate the same messages.

On June 15, 2010, the Board held a meeting, at which management, Morgan Stanley and Dorsey were present, for the purpose of receiving an update on the status of the discussions with Company A and Parent.  Morgan Stanley reported to the Board on the two updated indications of interest received, comparing the proposals and updating its preliminary valuation analyses.  The Board and others present discussed the status of each proposal, the efficiency of each party’s process and the seriousness of each bidder. Morgan Stanley recommended a dual-track due diligence process as the best means to enable both parties to put forth their best proposals.  The Board, including Switz, then discussed, in executive session, the proposals and related matters. After this session ended, all other participants rejoined the meeting and Switz noted the Board’s support for an exploratory, dual-track, diligence process with Company A and Parent, with a goal of obtaining more certain and better proposals from each following the diligence process.  The Board formed a special committee (the “Special Committee”), which included all directors other than Switz, and empowered it to investigate, evaluate and decide whether or not to move forward with a transaction with either party.  Spivey, as Lead Director, acted as Chair of the Special Committee.  The Board formed the Special Committee in accordance with the MBCA.  In order to complete in a timely fashion a transaction such as the one contemplated with either Company A or Parent, the MBCA authorizes a Minnesota publicly held corporation to create a committee composed of independent directors to consider and take action with respect to such a transaction.  The Board then discussed the merits, if a transaction were negotiated, of obtaining a second opinion as to the fairness, from a financial point of view, of the consideration to be received in such transaction, and requested that management facilitate the engagement of a second firm for that purpose.  While no decision had been made, the Board recognized that the process was leading in a direction that could result in a strategic transaction, and, taking everything into account, was comfortable allowing management and the Company’s advisors to proceed as discussed.

Following the Board meeting, Morgan Stanley and Switz contacted their respective counterparts at each of Company A and Parent to explain the dual-track process to each party.  The companies were informed that neither party would receive exclusivity, and each party would have access to management personnel and Company information to conduct their remaining diligence.  Each would be expected to deliver its best proposal on value, along with a mark-up of a definitive agreement (to be delivered by the Company) that each would be prepared to sign, to the Company by Friday, July 9, 2010.  Morgan Stanley and Switz reminded their counterparts at each company that, in addition to value, the Board would seriously consider the certainty and timing associated with each proposal.

The Company arranged for two days of in-person, in-depth management presentations and diligence discussions to be held at an offsite location in the Twin Cities with each party during the two weeks of June 21 and 28, 2010, and also arranged for visits to select Company plants around the world by each party.  In addition, the Company provided additional confidential information to each party.

Also, on June 22, 2010, Morgan Stanley delivered a proposed agreement and plan of merger (the “Draft Agreement”) prepared by Dorsey, in consultation with the Company and Morgan Stanley, to each party’s financial advisor.  Also during the week of June 21, 2010, Dorsey’s antitrust counsel began working with their counterparts at the law firms representing Company A and Parent in order to assess the parties’ respective competition law considerations.  In addition, the Company made Dorsey’s corporate counsel available to each party’s legal counsel to discuss any questions with respect to the Draft Agreement.

In addition to the due diligence contacts occurring in the three-week period prior to the delivery of final indications of interest, Morgan Stanley was in contact with the financial advisors for each of Company A and Parent, confirming with each that July 9, 2010, was a firm deadline, and urging each to present whatever it could to convince the Company as to certainty and timing.

During the week of July 5, 2010, representatives of the Company and Dorsey had several discussions with counsel for each of the parties regarding the Draft Agreement.

At the Board’s request, during the week of July 5, 2010, the Company engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to render an opinion regarding the fairness, from a financial point of view, of the consideration to be received by holders of Company Common Stock in a possible transaction with either Company A or Parent.  Also during that week, Company management provided information requested by Houlihan Lokey in connection with its financial analysis.  In addition to Houlihan Lokey’s experience, Houlihan Lokey was retained because it was familiar with the Company from its work on prior opinion assignments for the Company, and also because it had not been engaged previously by the Company to provide other types of financial advisory services.

At the close of business on July 9, 2010, Company A delivered its updated indication of interest letter, along with its mark-up of the Draft Agreement (a copy of which it had previously delivered on July 8, 2010).  Company A continued to offer a price per share of $12.50, subject to further diligence and its board’s approval.  Company A also requested exclusivity through July 18, 2010.  The Company A CEO also contacted Spivey that day to reinforce that Company A remained serious about making the transaction occur.

Also at the close of business on July 9, 2010, Parent delivered its updated indication of interest letter, reflecting an updated price of $11.75 per share, and its mark-up of the Draft Agreement.  In addition, Parent delivered a detailed draft communications plan leading up to announcement and a proposed draft press release announcing a transaction with the Company.

On July 10, 2010, Company management, Morgan Stanley and Dorsey met to compare the competing proposals from Company A and Parent and discuss next steps.  Company management, Morgan Stanley and Dorsey evaluated the proposals on the criteria that the Board had established (value, certainty and timing) and noted that, while Company A’s proposal represented superior value to Parent’s proposal, Company A’s proposal was significantly disadvantaged as to the other two criteria.  Among other factors, this conclusion was based on a comparative analysis of the conditions contained in the respective proposals.  While Parent’s proposal indicated that it was prepared immediately to execute a definitive merger agreement in the form of the Draft Agreement submitted by Parent, Company A’s proposal indicated that execution of a definitive merger agreement was subject to the satisfaction of several conditions.  The conditions to execution of a definitive merger agreement contained in Company A’s proposal included, among others, completion of additional due diligence (in contrast, Parent’s proposal indicated that it had completed its due diligence review) and the approval of its board of directors (in contrast, Parent’s proposal indicated that Parent had already secured all necessary approvals from its board of directors).  The assessment of the superiority of Parent’s proposal as to certainty and timing was also based on a comparison of the Draft Agreement submitted by each party.  While the Draft Agreements submitted by each of Parent and Company A contained provisions that would require further negotiation, Company A’s mark-up of the Draft Agreement was far more extensive than Parent’s mark-up.  Although negotiations on the Draft Agreement had not yet been commenced with either party, Parent’s mark-up was more responsive to the Board’s evaluation criteria of timing and certainty than was Company A’s mark-up and suggested to the Company’s management, Morgan Stanley and Dorsey that Parent may be willing quickly to agree to acceptable positions on the open issues remaining in its Draft Agreement.  This conclusion was also influenced by the efficient manner in which Parent had completed its due diligence, and its unsolicited delivery of a well-considered draft communications plan and press release included with its proposal.

Following the meeting, Morgan Stanley contacted the financial advisor for Company A to discuss the status of the process, to alert Company A that its proposal was disadvantaged as to certainty and timing when compared to the proposal submitted by Parent and to suggest how Company A could improve its proposal.  Also, following the meeting, Switz contacted the Company A Executive to convey a similar message regarding Company A’s proposal.

For the remainder of the day, Dorsey separately negotiated the Draft Agreement with counsel for each of Parent and Company A.  During the negotiations, each of Parent and Company A was provided with specific guidance as to how it could improve the Draft Agreement in terms of certainty and timing.  The negotiations with Parent resulted in Parent and the Company resolving many of the open issues and reaching acceptable compromises, many of which improved the certainty and/or timing aspects of Parent’s proposal.  While open issues remained with Parent’s Draft Agreement following the July 10 negotiations, the day’s negotiations were efficient, advanced the Draft Agreement significantly and provided a basis for optimism that the remaining issues could be resolved quickly.  In contrast, while negotiations with Company A resulted in advances in the Draft Agreement, the negotiations with Company A were more time-consuming and the advances were much more incremental than those agreed to with Parent, both because of the negotiating approach taken by Company A and the greater number of issues raised by Company A’s initial mark-up of the Draft Agreement.  Additionally, Company A’s negotiating posture suggested that it was less willing to accept proposals that would improve the Draft Agreement in terms of certainty and timing.  At the end of July 10, 2010, the Draft Agreement was largely negotiated with Parent in a form substantially satisfactory to the Company, with few issues remaining to be resolved.  At the same time, there were many more significant issues with the Draft Agreement as negotiated with Company A.  Dorsey, Morgan Stanley and management of the Company all informed their counterparts that the mark-up submitted by Company A still had significant issues that directly affected certainty and timing.  Morgan Stanley also informed Company A’s financial advisor that no exclusivity would be forthcoming at this stage, based on the draft document. Company A was provided an opportunity to present revisions to its Draft Agreement on the following day, in advance of the upcoming Company Board meeting on Sunday evening, July 11, 2010.

On July 11, 2010, counsel to Parent and Dorsey resolved the few remaining substantive issues in the Draft Agreement with Parent.  During the afternoon of July 11, 2010, the Company received Company A’s proposed modifications to the Draft Agreement, which were reviewed by the management team, Dorsey and Morgan Stanley.  The proposed modifications still left significant issues open, and reflected positions that were not as favorable to the Company as the terms that had been negotiated with Parent, such as continuing to request a termination fee materially in excess of the 3% termination fee to which Parent had previously agreed.  Following the July 10, 2010, negotiations between Dorsey and Company A and the revisions to the Draft Agreement submitted by Company A on July 11, 2010, Company A’s proposal remained disadvantaged relative to the proposal submitted by Parent with respect to the principal factors of certainty and timing.

Also, in the afternoon of July 11, 2010, Morgan Stanley informed Parent’s financial advisor that Parent’s proposal was not competitive with respect to value, and that Parent would not be granted an exclusivity period at the current valuation.  The financial advisor for Parent responded later in the afternoon by informing Morgan Stanley that Parent would not improve the per share price contained in its proposal unless the Company provided Parent with meaningful price guidance, a revised Draft Agreement reflecting the current status of negotiations between those parties and a timing commitment for the Board’s prompt consideration of its possible revised proposal.

During the early evening of July 11, 2010, the Board convened a telephonic meeting with management, Morgan Stanley and Dorsey present, to be updated as to the status of the two proposals.  Morgan Stanley updated the Board as to, and compared, the valuation and key business terms of the two proposals presented on July 9, 2010.  The Board noted that, as of the commencement of its July 11, 2010 meeting, Company A was proposing a purchase price of $12.50 per share, in cash, while Parent was proposing a purchase price of $11.75 per share in cash.  Morgan Stanley also updated the Board with respect to its discussions with the respective financial advisor for each of the parties that occurred over the weekend up to the point of the meeting.  Morgan Stanley specifically noted that Company A had not increased its proposed purchase price of $12.50 per share since its June 11, 2010, proposal.  Morgan Stanley also reported to the Board Parent’s stated requirements relating to certainty and timing for its consideration of an improved valuation, as described in the preceding paragraph.  Dorsey then reviewed, in detail, the two competing Draft Agreements submitted by the parties, as updated by subsequent negotiations with each party prior to the Board meeting.  Dorsey noted the current status of the two agreements, with an expectation of significant, time-consuming negotiations remaining with Company A, and a relatively quick process to signing a Draft Agreement with Parent.  These expectations were based on a comparison of the initial mark-ups of the Draft Agreement delivered by each party, a comparison of the efficiency and results of the negotiations with each party over the previous 48 hours and a comparison of each party’s response to the detailed suggestions made to such party as to how it could improve its proposal in terms of timing and certainty.  The relative timing expectations were also based on the stated conditions to the execution of a definitive merger agreement contained in each party’s proposal.  Parent’s proposal was conditioned only on negotiation of a satisfactory definitive merger agreement, a condition which was largely satisfied at the time of the Board meeting.  In addition to the negotiation of a satisfactory merger agreement, Company A’s proposal remained conditioned on several contingencies which remained unsatisfied, including, among others, completion of additional due diligence and the approval of its board of directors.  Morgan Stanley then reviewed with the Board certain tactical alternatives for proceeding with each party.  The tactical alternatives were evaluated in terms of their effectiveness in producing a revised proposal which would achieve the Board’s goals of value to the Company’s shareowners, certainty of closing and timing.  The Board also considered the risks associated with the proposed tactical alternatives.  Specifically, the Board considered the risk that either party might exit the process at any time, that such risk was likely to increase as the process extended, the risk associated with the additional time required to negotiate and execute a definitive agreement with Company A, the risk that Parent would not improve its proposed purchase price sufficiently to remain viable in the process, and the risk presented by Parent’s stated requirements for considering an improved valuation.  After discussion with Morgan Stanley, Dorsey and management, the Board formed a consensus as to a process that it believed would achieve the best combination of value, certainty and timing for the Company’s shareowners.  The Board also discussed the conditions under which a short period of exclusivity could be granted to either party, concluding that exclusivity could only be granted at the time when a party had submitted a proposal which satisfied a combination of value, certainty and timing and such proposal was capable of being executed within a very short timeframe.

At that point in the meeting, all members of management present, including Switz, left the meeting and Spivey called a meeting of the Special Committee to order.  The members of the Special Committee then discussed with Morgan Stanley and Dorsey various differences between the two proposals, including competition law (particularly United States), filing matters and negotiation and timing risks.  Based on this discussion, the Special Committee considered that the terms of the Draft Agreement negotiated with Parent and the other risks and matters considered suggested that the certainty and timing factors were more favorable with Parent compared to Company A.  The Special Committee then revisited with Morgan Stanley mechanisms by which the value portion of Parent’s bid could be improved, while maintaining the viability of Company A’s bid in the event that Parent’s bid could not be improved.  The Special Committee also explored the comparative value of the bids as they existed at the time of the meeting (i.e., Parent’s proposed offer price of $11.75 per share and Company A’s proposed offer price of $12.50 per share).

Spivey then invited Switz and the other members of management to return to the meeting, and the Board meeting was reconvened.  After further discussion with management, particularly with Switz, as to the current status of the two bids and means to improve each of them, the Board authorized the transaction team to negotiate further with each party.  The Board also authorized granting a very short window of exclusivity to Parent if it would increase its proposed purchase price to $12.75 per share in cash.  At that price, the Board believed that Parent’s proposal would then be superior to Company A’s proposal in terms of value, while remaining superior in terms of timing and certainty (based on the Board’s analysis and discussion of those criteria earlier in the meeting) and that all three factors of value, certainty and timing would have been met to the Board’s satisfaction with Parent.  In addition, the Board authorized the transaction team to negotiate the best possible terms of the Draft Agreement with Company A in the event that Parent did not agree to increase sufficiently its proposed purchase price.

Promptly after the Board meeting adjourned, Morgan Stanley contacted Parent’s financial advisor and offered a short period of exclusivity to consummate a transaction if Parent would increase its proposed price per share to $12.75 in cash.  Parent’s financial advisor, noting that it expected to be able to respond with a definitive answer, requested a short period of time to contact Parent’s executives.

At or about the same time as Morgan Stanley was communicating with Parent’s financial advisor after the Board meeting, the Company A Executive and Switz had a conversation in which the Company A Executive expressed Company A’s displeasure with recent developments in the process, noting that Company A was considering re-evaluating its continued participation in the process.  After further discussion, Switz informed the Company A Executive that, if the Board determined to move ahead with Company A, Switz would arrange for the Company A Executive, Switz and their companies’ respective legal counsel to meet later that evening, or the following morning, to attempt to address the remaining significant open issues in the Company A mark-up of the Draft Agreement.

Very shortly after concluding that call, Switz was contacted by an executive of Parent and, concurrently, Morgan Stanley was contacted by Parent’s financial advisor, each with the same response to the Company’s proposal: Parent would offer a purchase price of $12.75 per share in cash only if the Company would immediately enter into an exclusivity agreement with Parent, the Company’s Board would be in a position to hold a meeting after the major U.S.  stock exchanges (the “U.S.  Exchanges”) closed on Monday, July 12, 2010, for the purpose of considering and approving a transaction with Parent, and the Company would be in a position to announce the transaction prior to the opening of the U.S.  Exchanges on Tuesday, July 13, 2010.  Consistent with the alternative processes authorized by the Board earlier that evening to obtain the best combination of value, timing and certainty for the Company’s shareowners, the Company agreed to Parent’s conditions.  Shortly after those concurrent discussions concluded, the parties entered into an exclusivity letter during the evening of July 11, 2010 that prohibited the Company from soliciting or continuing negotiations with any other party for a period ending at the time that the U.S.  Exchanges opened on Wednesday, July 14, 2010.

From that point during the evening of July 11, 2010, until the evening of July 12, 2010, the Company’s management, Morgan Stanley and Dorsey, and Parent’s management, financial and legal advisors negotiated and finalized the Draft Agreement and communications plan.  The Company also provided to Parent the last remaining requested items of due diligence during July 12, 2010.

The Board convened a meeting after the close of the U.S.  Exchanges in the early evening of July 12, 2010.  Also present were members of senior management, Morgan Stanley, Dorsey and Houlihan Lokey.  Switz provided an update to the Board of the activity occurring following the conclusion of the Board’s meeting on July 11, 2010, noting that the Company had entered into a short-term exclusivity arrangement with Parent, that the Draft Agreement was almost completely negotiated and that the communications plan was progressing well.

Following Switz’s update, Spivey then convened a meeting of the Special Committee.  At Spivey’s request, Dorsey reviewed, in detail, the terms and conditions of the proposed Merger Agreement with Parent.  Dorsey also reviewed with the directors their fiduciary duties under Minnesota law.  Also at this meeting, each of Morgan Stanley and Houlihan Lokey separately reviewed with the Board its financial analysis of the $12.75 per share consideration and rendered to the Board an oral opinion, which was confirmed by delivery of separate written opinions, each dated July 12, 2010.  Morgan Stanley’s opinion was to the effect that, as of July 12, 2010, and based on and subject to the assumptions made, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley, as described in its opinion, the Offer Price to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.  Houlihan Lokey’s opinion was to the effect that, as of July 12, 2010, and based on and subject to the matters described in its opinion, the $12.75 per share consideration to be received in the Offer and the Merger, taken together, by holders of shares of Company Common Stock (other than Parent, Sub and their respective affiliates) was fair, from a financial point of view, to such holders.  (The projections which Morgan Stanley and Houlihan Lokey utilized were delivered to them by the Company’s management prior to this meeting, and the “upside case” of those projections was identical to the projections delivered to Parent by the Company during its due diligence on the Company.  For more information regarding the projections supplied by the Company, see “Item 8: Additional Information—Projections” of this Statement.) After deliberation, the Special Committee then unanimously approved the transactions contemplated by the Merger Agreement for purposes of applicable Minnesota law, and recommended approval to the full Board.

The Special Committee then adjourned and the full Board convened a meeting.  The Board, after further deliberation, then unanimously (i) approved the Merger Agreement, including the Top-Up Option contained therein, the Offer and the Merger; (ii) determined that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interests of the holders of the Company’s shares of common stock; and (iii) recommended that such holders accept the Offer and tender their shares into the Offer and, if a shareholder meeting to approve the Merger were necessary, such holders vote any shares held by them at such time in favor of the Merger.

On the evening of July 12, 2010, the Merger Agreement was executed by the Company and Parent.  Prior to the U.S.  Exchanges opening on July 13, 2010, Parent and the Company issued a press release announcing the execution of the Merger Agreement.  The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

On July 26, 2010, Purchaser commenced the Offer.

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of Morgan Stanley & Co. Incorporated — Comparable Company Analysis” beginning on page 28 with the following:

Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for the Company corresponding to current and historical financial information, ratios and public market multiples for other companies that share similar business characteristics with the Company.  The following list sets forth the selected comparable companies that were reviewed in connection with this analysis:

•      ADTRAN, Inc.

•      Alcatel-Lucent SA

•      Belden, Inc.

•      CommScope, Inc.

•      LM Ericsson Telefon AB

•      Powerwave Technologies, Inc.

•      Tellabs, Inc.

•      Parent

Morgan Stanley analyzed the following statistics for comparative purposes:

•      the ratio of the aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), as adjusted for certain non-cash, non-recurring or extraordinary items consistent with management guidance or equity research practice, on a company-specific basis (“adjusted EBITDA”) for calendar year 2010; and

•      the ratio of stock price to estimated earnings per share, as adjusted for certain non-cash, non-recurring or extraordinary items consistent with management guidance or equity research practice, on a company-specific basis (“adjusted EPS”) for calendar year 2011.

The following table reflects the aggregate value to adjusted EBITDA multiples and stock price to adjusted EPS multiples reviewed by Morgan Stanley for these companies:

	Aggregate Value / 2010E Adjusted EBITDA	Stock Price / 2011E Adjusted EPS

ADTRAN, Inc.	11.3x	17.8x
Alcatel-Lucent SA	4.7x	13.4x
Belden, Inc.	6.9x	11.4x
CommScope, Inc.	6.1x	9.8x
LM Ericsson Telefon AB	6.5x	12.7x
Powerwave Technologies, Inc.	10.8x	11.6x
Tellabs, Inc.	6.1x	14.5x
Parent	5.7x	9.2x

The following table reflects the results of the analysis and the corresponding multiples for the Company based on the representative ranges of adjusted EBITDA and adjusted EPS estimates for these companies:

	Aggregate Value / 2010E Adjusted EBITDA	Stock Price / 2011E Adjusted EPS
Range Derived from Comparable Companies	6.0x - 7.0x	10.0x - 13.0x
Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$8.75 - 10.00	$5.25 - 7.00
—Base Case	$9.00 - 10.25	$7.50 - 9.75
—Upside Case	$9.00 - 10.50	$9.75 - 12.75

No company utilized in the comparable company analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of Morgan Stanley & Co. Incorporated — Discounted Equity Value Analysis” beginning on page 29 with the following:

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future price of a company’s common equity as a function of the company’s future earnings and an assumed stock price to next-twelve-months adjusted EPS multiple.  The resulting value is subsequently discounted to arrive at an estimate of the present value for the company’s potential future stock price.

Morgan Stanley calculated ranges of implied equity values per share for the Company as of June 30, 2010.  In arriving at the estimated equity values per Share, Morgan Stanley applied both a 15.0x and 12.0x stock price to next-twelve-months adjusted EPS multiple to the Company’s expected 2011 and 2012 adjusted EPS as of September 30, 2010 and September 30, 2011, respectively, to calculate a potential future stock price.  The stock price to next-twelve-months adjusted EPS multiples used were selected based on a review of current and historical stock price to next-twelve-months adjusted EPS multiples for the Company and companies comparable to the Company.  Morgan Stanley then discounted that equity value to June 30, 2010 using an assumed cost of equity of 14.0%.

Based on these calculations, this analysis implied value ranges for Shares, rounded to the nearest $0.25, as shown on the table below.

	12.0x Stock Price / Next-Twelve-Months Adjusted EPS	15.0x Stock Price / Next-Twelve-Months Adjusted EPS
Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$5.75 - 6.25	$7.25 - 7.75
—Base Case	$8.50 - 9.25	$10.75 - 11.50
—Upside Case	$11.00 - 12.25	$13.75 - 15.25

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of Morgan Stanley & Co. Incorporated — Discounted Cash Flow Analysis” beginning on page 29 with the following:

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the Company.  Morgan Stanley calculated a range of implied equity values per share of common stock of the Company based on estimates of future cash flows for calendar years 2010 through 2015.  In preparing its analysis, Morgan Stanley relied upon Company Projections with respect to the future financial performance of the Company for fiscal years 2010 through 2013 (downside case and base case) or 2012 (upside case).  The forecasts for 2013 or 2014 through 2015 used in the discounted cash flow analysis were extrapolated from the last year of estimates in the Company Projections and were reviewed and approved by the Company’s management.  Morgan Stanley first calculated the estimated “unlevered free cash flows” (calculated as adjusted EBITDA less taxes at a normalized rate of 35% on adjusted operating income, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and, if applicable, less restructuring charges) of the Company for the period from June 30, 2009 to September 30, 2015, assuming a normalized tax rate of 35.0%.  Morgan Stanley then calculated a terminal value for the Company by applying a range of perpetual growth rates to the unlevered free cash flow after 2015 ranging from 3.0% to 3.5%, which was selected by Morgan Stanley based on long term macroeconomic and industry growth prospects.  To calculate an aggregate value for the Company these values were then discounted to present values as of June 30, 2010 assuming a range of discount rates between 12.0% and 14.0%, which was based on the weighted average cost of capital given the Company’s capitalization and other attributes, such as size.  This aggregate value was further adjusted for the Company’s total debt, minority interest, cash and cash equivalents, to calculate a range of implied equity value per share.  Morgan Stanley also separately calculated the present value of certain of the Company’s tax assets, including the Company’s existing U.S. federal net operating loss carry-forwards and existing goodwill amortization, which was then added to the aggregate value of the Company.  In calculating the present value of the Company’s tax assets, Morgan Stanley assumed a 35% tax rate on U.S. income and used the same range of perpetual growth rates and discount rate assumptions as used to calculate the present value of the unlevered free cash flows.

	Excluding the Company’s Tax Assets	Including the Company’s Tax Assets
Implied Per Share Value of ADC Common Stock, Rounded to the Nearest $0.25
—Downside Case	$6.50 - 8.00	$8.25 - 10.00
—Base Case	$8.75 - 10.75	$11.00 - 13.25
—Upside Case	$9.25 - 11.75	$12.00 - 14.50

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. — Selected Companies Analysis” beginning on page 36 with the following:

Houlihan Lokey reviewed financial information of the Company and financial and stock market information for the following nine selected publicly held companies with operations in the broadband communications network infrastructure industry, which is the industry in which the Company operates:

•      ADTRAN, Inc.

•      Alcatel-Lucent

•      Arris Group, Inc.

•      Belden Inc.

•      CommScope, Inc.

•      LM Ericsson Telephone Co.

•      Powerwave Technologies, Inc.

•      Tellabs, Inc.

•      Parent

Houlihan Lokey reviewed, among other things, enterprise values of the selected companies, calculated as market value, based on reported fully-diluted common shares outstanding and closing stock prices on July 9, 2010, plus debt outstanding, preferred stock, and minority interest, less cash and cash equivalents, as multiples of latest 12 months and estimated one fiscal year forward and two fiscal years forward (calendarized for the Company’s September 30 fiscal year-end) revenue and earnings before interest, taxes, depreciation and amortization, referred to as EBITDA.  EBITDA data for the selected companies was adjusted for certain non-recurring items as applicable for each selected company based on such company’s publicly available information and EBITDA data for the Company was adjusted to exclude amortization of acquired intangibles, in each case referred to as adjusted EBITDA.  Houlihan Lokey then applied (i) a range of selected multiples of latest 12 months, one fiscal year forward, and two fiscal years forward revenue of 0.70x to 0.90x, 0.65x to 0.85x and 0.60x to 0.80x, respectively, derived from the selected companies to the Company’s latest 12 months (as of May 31, 2010) and fiscal years ending September 30, 2010 and 2011 revenue, respectively, and (ii) a range of selected multiples of latest 12 months, one fiscal year forward, and two fiscal years forward adjusted EBITDA of 5.0x to 7.0x, 4.5x to 6.5x and 4.0x to 6.0x, respectively, derived from the selected companies to the Company’s latest 12 months (as of May 31, 2010) and fiscal years ending September 30, 2010 and 2011 adjusted EBITDA, respectively.  Financial data for the Company were based on internal latest 12 months data and the base case projections prepared by the Company’s management.  Financial data for the selected companies were based on publicly available research analysts’

estimates, public filings and other publicly available information.  This analysis indicated the following implied per Share reference ranges for the Company, as compared to the $12.75 per Share consideration:

	Implied Per Share Reference Range Based On:		Per Share
	Revenue	Adjusted EBITDA	Consideration
Latest 12 Months (as of May 31, 2010)	$8.92 - $11.06	$7.01 - $ 9.24
Fiscal Year Ending September 30, 2010	$8.67 - $10.90	$7.30 - $ 9.91	$12.75
Fiscal Year Ending September 30, 2011	$8.39 - $10.71	$7.27 - $10.20

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. — Selected Transactions Analysis” beginning on page 37 with the following:

Houlihan Lokey reviewed the following 27 selected all-cash, all-stock or mixed cash and stock transactions announced between July 1, 2006 and July 9, 2010 involving companies with operations in the broadband communications network infrastructure industry, which is the industry in which the Company operates:

Acquiror		Target
•	HgCapital and CPS Partners LLP	•	Manx Telecom Ltd.
•	Francisco Partners II, L.P.	•	EF Johnson Technologies, Inc.
•	Comtech Telecommunications Corp.	•	CPI International, Inc.
•	JDS Uniphase Corporation	•	Agilent Technologies, Inc.
•	ZelnickMedia LLC; Sankaty Advisors LLC, GSO Capital Partners LP; S.A.C. Private Capital Group, LLC	•	Airvana, Inc.
•	Carlisle Companies Incorporated	•	Electronic Cable Specialists, Inc.
•	Aviat Networks, Inc.	•	Telsima Corp.
•	Ikanos Communications, Inc.	•	Conexant Systems, Inc. (Broadband Access Product Lines)
•	Miranda Technologies Inc.	•	NVISION, Inc.
•	Gilo Ventures LLC	•	Vyyo Inc.
•	Brocade Communication Systems, Inc.	•	Foundry Networks, Inc.
•	Comtech Telecommunications Corp.	•	Radyne Corporation
•	Digi International Inc.	•	Sarian Systems, Ltd.
•	Rostelecom OAO	•	RTComm.RU, OJSC
•	Resilience Capital Partners, LLC	•	ASC Signal Corporation
•	Arris Group, Inc.	•	C-Cor, Incorporated
•	Ashmore Investment Management Limited	•	ECI Telecom Ltd.
•	CommScope, Inc.	•	Andrew Corporation
•	AVX Corporation	•	American Technical Ceramics Corp.
•	Harris Corporation	•	Multimax, Inc.
•	Sierra Wireless, Inc.	•	AirLink Communications, Inc.
•	Laird plc	•	Cushcraft Corporation
•	Belden Inc.	•	LTK Wiring Co.
•	Motorola, Inc.	•	Tut Systems, Inc.
•	Motorola, Inc.	•	Netopia, Inc.
•	Aviat Networks, Inc.	•	Stratex Networks, Inc.
•	Thrane & Thrane A/S	•	Thrane & Thrane Norge AS (Nera SatCom AS)

Houlihan Lokey reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt outstanding and preferred stock, less cash and cash equivalents, as multiples of such target companies’ latest 12 months revenue and EBITDA.  Houlihan Lokey then applied (i) a range of selected multiples of latest 12 months revenue of 0.80x to 1.00x derived from the selected transactions to the Company’s latest 12 months (as of May 31, 2010) revenue and (ii) a range of selected multiples of latest 12 months EBITDA of 7.0x to 9.0x derived from the selected transactions to the Company’s latest 12 months (as of May 31, 2010) adjusted EBITDA.  Financial data for the Company were based on internal latest 12 months data prepared by the Company’s management. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  This analysis indicated the following implied per Share reference range for the Company, as compared to the $12.75 per Share consideration:

Implied Per Share Reference Range Based On:		Per Share
Revenue	Adjusted EBITDA	Consideration
$9.99 - $12.13	$9.24 - $11.47	$12.75

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. — Discounted Cash Flow Analysis” beginning on page 38 with the following:

Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the “unlevered free cash flows” (calculated as earnings before interest and taxes, as adjusted for certain items, less taxes at a normalized rate of 35% per the Company’s management, less capital expenditures, less the amount of any increase or plus the amount of any decrease in net working capital, plus depreciation and amortization) that the Company was forecasted to generate through the fiscal year ending September 30, 2015.  Estimated financial data of the Company utilized in this analysis were based on both the base case projections through fiscal year ending September 30, 2013 and the upside case projections through fiscal year ending September 30, 2012, each of which was prepared by the Company’s management, and extrapolations provided to Houlihan Lokey, which were reviewed and approved by the Company’s management, derived from such cases for subsequent periods through fiscal year ending September 30, 2015.  Houlihan Lokey calculated terminal values for the Company by applying to the Company’s fiscal year 2015 estimated unlevered free cash flow a range of perpetuity growth rates of 2.5% to 3.5%, which range was selected taking into consideration, among other things, long-term growth rates for the Company per the Company’s management and for the broadband communications network infrastructure industry and overall economy per publicly available information.  The present values of the cash flows and terminal values were then calculated using discount rates ranging from 10.0% to 12.0%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation.  This analysis indicated the following implied per Share reference range for the Company, as compared to the $12.75 per Share consideration:

Implied Per Share Reference Range Based On:		Per Share
Base Case	Upside Case	Consideration
$10.35 - $14.08	$11.66 - $15.88	$12.75

Item 8.  ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section under the heading “Shareholder Litigation” beginning on page 41 with the following:

Beginning on July 14, 2010, several putative shareholder class action complaints were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District and the United States District Court for the District of Minnesota against various combinations of Parent, Purchaser, the Company, the individual members of the Board and one of the Company’s non-director officers.

Minnesota State Court.

Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District, against various combinations of Parent, Purchaser, the Company, the individual members of the Board and one of the Company’s non-director officers. The complaints generally allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Parent; that certain provisions of the Merger Agreement unduly restrict the Company’s ability to negotiate with rival bidders; and that the Company shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of the Company against the individual members of the Board, alleging that the individual members of the Board are wasting corporate assets, abusing their ability to control the Company and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Beginning on July 14, 2010, various plaintiffs in these lawsuits filed motions to consolidate the suits, to appoint their counsel interim lead counsel and to compel expedited discovery. In addition, various plaintiffs in these suits sought regular document discovery from defendants.

On July 29, 2010, the court held a conference under Rule 16 of the Minnesota Rules of Civil Procedure. Following the conference, on July 30, 2010, the court entered an order setting a schedule for plaintiffs to file a consolidated amended complaint and setting a briefing and hearing schedule for defendants’ motions to dismiss that complaint.  On August 2, 2010, the court entered an order approving the voluntary dismissal of one of these suits.  On August 9, 2010, the court entered an order consolidating the suits under the caption In re ADC Telecommunications, Inc. Shareholders Litigation (the “Consolidated State Action”).

On August 4, 2010, plaintiffs in these lawsuits filed a consolidated shareholder derivative and class action complaint. The consolidated complaint alleges, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders. The consolidated complaint further alleges that the Company and the Board violated their fiduciary duties owed to the public shareholders of the Company in connection with the Company’s July 26, 2010 filing of the Schedule 14D-9 with the SEC insofar as the Schedule 14D-9 is materially misleading or omissive. The consolidated complaint further alleges that Parent and Purchaser aided and abetted such breaches of fiduciary duties. The consolidated complaint seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

On August 11, 2010, defendants moved to dismiss the consolidated shareholder derivative and class action complaint.

On August 16, 2010, the court entered an order appointing plaintiffs’ co-lead counsel and liaison counsel, as preliminarily approved on July 30, 2010.

On August 30, 2010, the parties to the Consolidated State Action, along with the parties to the related actions pending in the United States District Court for the District of Minnesota (the “Federal Actions”), entered into a Memorandum of Understanding (the “MOU”) setting forth the terms and conditions of an agreement in principle to resolve all of the claims asserted in the Consolidated State Action and the Federal Actions.

The MOU provides, among other things, that (1) the Company will file an amendment to the Schedule 14D-9 to provide certain supplemental disclosures in form and substance similar to the supplemental disclosures set forth in an exhibit to the MOU; which disclosures include, but are not limited to, additional information concerning:  the background of the negotiations leading up to the Offer, the Merger and the Merger Agreement; the potential strategic alternatives available to the Company and considered by the Board; and the data, inputs, methodologies and analyses underlying the financial valuation work performed by the Company’s financial advisors; (2) the parties will agree upon and execute a stipulation of settlement (the “Stipulation”), which will replace the MOU, and will submit the Stipulation to the District Court of Hennepin County, Minnesota, Fourth Judicial District for review and approval; (3) the Stipulation will provide for dismissal of the Consolidated State Action and the Federal Actions with prejudice on the merits; (4) the Stipulation will include a general release of defendants from any and all claims relating to, among other things, the Offer, the Merger, the Merger Agreement and any disclosures made in connection therewith; (5) the MOU is, and the Stipulation will be, conditioned on, among other things, completion of the Offer and consummation of the Merger, completion of certain confirmatory discovery, class certification and final approval by the District Court of Hennepin County, Minnesota, Fourth Judicial District, following notice to the shareholders of the Company.  In connection with the settlement, the Company or its successor-in-interest has agreed to pay to plaintiffs’ counsel fees and expenses not to exceed $925,000, subject to court approval.

The settlement will not affect the form or amount of consideration to be received by Company shareholders in the Offer or subsequent Merger.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned actions or that they have engaged in any wrongdoing.  The defendants have entered into the MOU to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.

In connection with the settlement, the Company has agreed to provide additional disclosures in this Schedule 14D-9.

Minnesota Federal District Court.

Beginning on July 28, 2010, two putative shareholder class action complaints and one individual shareholder complaint challenging the transaction were filed in the United States District Court for the District of Minnesota against the Company and the individual members of the Board, and one such complaint names Parent and Purchaser as additional defendants. The complaints allege, among other things, that the members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. The complaints further allege that the Company and the Board violated Section 14(d)(4) and Section 14(e) of the Exchange Act in connection with the Company’s July 26, 2010 filing of the Schedule 14D-9 with the SEC insofar as the Schedule 14D-9 is materially misleading or omissive. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches and alleged violations of the Exchange Act, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

As described above, on August 30, 2010, the parties to the Federal Actions entered into an MOU setting forth the terms and conditions of an agreement in principle to resolve all of the claims asserted in the Federal Actions.

Item 9.  EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(e)(12)

ADC Retirement Savings Plan: Script for Call Center Regarding Tyco Electronics Tender Offer (incorporated by reference to exhibit (g)(3) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on September 1, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC TELECOMMUNICATIONS, INC.

By:	/s/ James G. Mathews
James G. Mathews
Vice President, Chief Financial Officer

Date:  September 1, 2010

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2010 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(1)(F)	Summary Advertisement, dated July 26, 2010 (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(1)(G)

Form of Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated July 26, 2010 (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)*

(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*

(a)(2)(B)	Letter to shareowners, dated July 26, 2010*

(a)(5)(A)	Transcript of conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 15, 2010)

(a)(5)(B)

Presentation materials from conference call of Tyco Electronics Ltd. executives with analysts held on July 13, 2010 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by Tyco Electronics Ltd. on July 13, 2010)

(a)(5)(C)

Transcript from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 15, 2010).

(a)(5)(D)

Presentation materials from a meeting of Robert E. Switz, CEO of ADC Telecommunications, Inc., and Tom Lynch, CEO of Tyco Electronics Ltd., with employees of ADC Telecommunications, Inc. held on July 14, 2010 (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 14, 2010)

(a)(5)(E)

Letter to employees of ADC Telecommunications, Inc. from Robert E. Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 13, 2010)

(a)(5)(F)	Letter to employees of ADC Telecommunications, Inc. from Tom Lynch, CEO of Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).
(a)(5)(G)	Key facts regarding Tyco Electronics Ltd. (incorporated by reference to the Schedule TO filed by Tyco Electronics Ltd. on July 14, 2010).
(a)(5)(H)

Letter to Star Tribune newspaper in Minneapolis, Minnesota, from Robert Switz, CEO of ADC Telecommunications, Inc. (incorporated by reference to the Schedule 14D-9 filed by ADC Telecommunications, Inc. on July 19, 2010)

(a)(5)(I)

Complaint filed by Lawrence Barone, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(8) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

Exhibit	Description

(a)(5)(J)

Complaint filed by Robert Freeman, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(9) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(K)

Complaint filed by Thomas Haller, individually and on behalf of all others similarly situated, on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(10) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(L)

Complaint filed by Gunter Jacobius, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 14, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(11) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(M)

Complaint filed by Asbestos Workers Local Union 42 Pension Fund, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(12) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(N)

Complaint filed by Joel Gerber, individually and on behalf of all others similarly situated, on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(13) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(O)

Complaint filed by Gary Novitsky, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on July 15, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(14) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(P)

Complaint filed by Michael Partansky, individually and on behalf of all others similarly situated, on July 16, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(15) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(Q)

Complaint filed by Brad Bjorkland and Karl A. Lacher, individually and on behalf of all others similarly situated, on July 20, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(16) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(R)

Complaint filed by Jack Borror and Pat Borror, individually and on behalf of all others similarly situated, on July 23, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(17) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(a)(5)(S)

Complaint filed by Michael Gill, individually and on behalf of all others similarly situated, on July 26, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(18) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on July 28, 2010)

(a)(5)(T)

Complaint filed by E. Joyce Emmons, individually and on behalf of all others similarly situated, on July 28, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(19) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(a)(5)(U)

Complaint filed by Brad Bjorklund, individually and on behalf of all others similarly situated, on August 2, 2010, in the United States District Court for the District of Minnesota (incorporated by reference to exhibit (a)(20) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 3, 2010)

(a)(5)(V)

Consolidated Complaint filed by Asbestos Workers Local Union 42 Pension Fund, Gunter Jacobius, Robert Freeman, Gary Novitsky, Joel Gerber, Lawrence Barone, Thomas Haller, Michael Partansky, Jack Borror and Pat Borror, and Michael Gill, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on August 4, 2010, in the District Court of the State of Minnesota, Hennepin County (incorporated by reference to exhibit (a)(21) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)

Exhibit	Description

(a)(5)(W)

Complaint filed by Milford and Ronnae D. Patsel, individually and on behalf of all others similarly situated, on August 9, 2010, in the United States District Court of the District of Minnesota (incorporated by reference to exhibit (a)(22) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 19, 2010)

(a)(5)(X)	Tyco Electronics Extends Tender Offer for ADC, August 24, 2010 (incorporated by reference to exhibit (a)(23) to Schedule TO-T/A filed by Tyco Electronics Ltd. on August 24, 2010)
(a)(5)(Y)

Supplemental Notice to Participants in the ADC Telecommunications, Inc. Retirement Savings Plan, dated August 24, 2010 (incorporated by reference to exhibit (a)(24) to Schedule TO-T/A filed by Tyco Electronics Ltd. on August 24, 2010)

(e)(1)

Agreement and Plan of Merger, dated as of July 12, 2010, by and among Tyco Electronics Ltd., Tyco Electronics Minnesota, Inc., and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 13, 2010)

(e)(2)

Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2010, by and among Tyco Electronics, Ltd., Tyco Electronics Minnesota, Ltd. and ADC Telecommunications, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(3)

Executive Employment Agreement, effective August 13, 2003, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10-e to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2003)

(e)(4)

Amendment to Employment Agreement, dated December 28, 2008, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 30, 2009)

(e)(5)

Second Amendment to Employment Agreement, dated July 1, 2009, by and between Robert E. Switz and ADC Telecommunications, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 1, 2009)

(e)(6)

ADC Telecommunications, Inc. Executive Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-a to the Company’s Current Report on Form 8-K dated September 30, 2007)

(e)(7)	ADC Telecommunications, Inc. Change in Control Severance Pay Plan (2007 Restatement) (incorporated by reference to Exhibit 10-d to the Company’s Current Report on Form 8-K dated September 30, 2007)
(e)(8)

Confidentiality Agreement, dated March 26, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(9)

Exclusivity Letter Agreement, dated July 11, 2010, by and between ADC Telecommunications, Inc. and Tyco Electronics Ltd. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Tyco Electronics Ltd. on July 26, 2010)

(e)(10)

ADC Retirement Savings Plan: Script for Call Center Regarding Tyco Electronics’ Tender Offer (incorporated by reference to exhibit (g)(1) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)

(e)(11)	Frequently Asked Questions Regarding Tyco Electronics and ADC, August 6, 2010 (incorporated by reference to exhibit (g)(2) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on August 6, 2010)
(e)(12)

ADC Retirement Savings Plan: Script for Call Center Regarding Tyco Electronics Tender Offer (incorporated by reference to exhibit (g)(3) to the Schedule TO-T/A filed by Tyco Electronics Ltd. on September 1, 2010)

* Included in mailing of tender offer materials to the Company’s shareowners by Parent.